August 5, 2019

Greg Halpern
Chief Financial Officer
Max Sound Corporation
3525 Del Mar Heights Road #802
San Diego, CA 92130

       Re: Max Sound Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 29, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 14, 2019
           File No. 000-51886

Dear Mr. Halpern:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures

1. Please revise to state that you concluded your disclosure controls and procedures were effective as of December 31, 2018. Also, state, if true, that your internal controls over financial reporting were effective as of December 31, 2018 (as opposed to December 31,
      2017 as you currently indicate), and that there were no changes during the quarter ended this same date.
Report of Independent Registered Public Accounting Firm

2. We note that G.A. Wahl is not registered with the PCAOB. As such, you may not include an audit report from this firm in your filings until their registration process is complete. In addition, G.A. Wahl's report indicates that they have served as the company's auditor
 Greg Halpern
Max Sound Corporation
August 5, 2019
Page 2
         since 2015; however, it appears from reports included in your previous Form 10-K filings that Anton & Chia, LLP were the company's auditors since 2015. Please amend your
         December 31, 2018 Form 10-K to include financial statements that have been audited by a
         PCAOB registered firm.
3. To the extent there has been a change in your independent registered accounting firm, please note that you were required to file an Item 4.01 Form 8-K along with an Exhibit 16 letter from your former accountant within four business days after the occurrence of such event. Refer to General Instruction B to Form 8-K and Item 304 of Regulation S-K, and
         file the Form 8-K accordingly. In addition, address Item 9 of Form 10-K in your amendment.
Exhibits 31.2 & 32

4. Please ensure that the certifications are correctly signed and dated when you file the Form
         10-K/A. In this regard, we note that Mr. Halpern's Section 302 Certification is dated
         March 29, 2018. We also note that Mr. Blaisure did not properly sign the Section 906 certification.
Form 10-Q for the Quarterly Period Ended March 31, 2019

Exhibit 32

5. Please amend to include revised certifications pursuant to Section 906 that reference the quarter ended March 31, 2019 in lieu of September 30, 2017.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief at (202) 551-3499 with any questions.



                                                              Sincerely,
FirstName LastNameGreg Halpern
                                                              Division of
Corporation Finance
Comapany NameMax Sound Corporation
                                                              Office of
Information Technologies
August 5, 2019 Page 2                                         and Services
FirstName LastName